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                           June 10, 2024

       Mariam Sorond
       Chief Executive Officer
       NextNav Inc.
       1775 Tysons Blvd., 5th Floor
       McLean, VA 22102

                                                        Re: NextNav Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on June 5,
2024
                                                            File No. 333-279957

       Dear Mariam Sorond:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Randy Segal